For Immediate Release

CONTACT:	Anne A. Tarbell
(212) 451-3030
atarbell@triarc.com
www.enhanceheinz.com

TRIAN GROUP MAILS DEFINITIVE PROXY STATEMENT TO HEINZ SHAREHOLDERS

Urges Shareholders to Enhance Their Investment in Heinz and

Elect New Directors Dedicated to Effecting Long Overdue Operational Improvements

New York, NY, July 12, 2006 – The Trian Group today announced that it has commenced the mailing of its definitive proxy statement to the shareholders of H. J. Heinz Company (NYSE: HNZ) to solicit votes for its five highly qualified and independent nominees to Heinz’s Board of Directors at the August 16, 2006 Annual Meeting of Shareholders. Additionally, the Trian Group mailed a letter to Heinz shareholders highlighting the Company’s dismal performance under current Chairman, President and Chief Executive Officer, William R. Johnson. The letter, which follows, urges Heinz shareholders to enhance their investment and elect Trian’s five board nominees who are dedicated to effecting long overdue improvements in both the Company’s operations and stock price and to holding management accountable for its performance.

ACT NOW TO ENHANCE YOUR INVESTMENT IN HEINZ

July 12, 2006

Dear Fellow Shareholder:

If you invested $100 in H. J. Heinz Company’s shares on April 30, 1998, the day William R. Johnson assumed the helm as CEO, your investment would have been worth only $62 on February 6, 2006, the day that rumors surfaced regarding the Trian Group’s interest in acquiring a position in Heinz stock – a decline of more than 38%. The sad reality is, despite five different corporate “restructurings,” all announced with great fanfare, you would have been better off financially keeping your $100 in a piggybank than investing it in Heinz stock!

The Trian Group has invested $750 million in Heinz stock and, with a 5.5% stake, we are the Company’s second largest shareholder. We invested in Heinz because we believe in the value of its exceptional group of “power” brands and because we think the Company’s financial performance and, most importantly, its stock price can and should be dramatically improved. If you bought your Heinz stock, as we did, with the hope and expectation of realizing a profit on your investment, we urge you to sign, date and return the enclosed GOLD proxy card today. Elect our minority slate of five highly qualified, independent and experienced individuals to Heinz’s twelve-person board. Our nominees are committed to working with the Company’s management and other directors to realize the tremendous value in our Company.

Since Mr. Johnson began serving as CEO of Heinz over eight years ago, the Company’s stock price plummeted until the Trian Group became involved and earnings per share dropped from $2.15 to $1.89. During this period, Heinz almost uniformly underperformed both the broader market and the consumer packaged food universe. Even during the past four years, which Heinz management shamelessly has claimed as a “success,” earnings per share declined from $2.36 to $1.89 and the stock price dropped from $42.80 to $33.70. Do you call that success?

We believe Heinz can do much better and we’ve articulated an action plan that lays out a path to that improvement. Just nine days after we issued our plan – and only nine months after announcing their fifth restructuring plan under Mr. Johnson – Heinz management announced restructuring plan number six, which bears a significant resemblance to the Trian Group’s action plan. Ask yourself why it took pressure from the Trian Group for the current leadership to come out with a more aggressive plan to improve performance at Heinz. Given five failed restructuring plans, why should we believe that Heinz management can properly execute any restructuring plan or that the current members of the Board will suddenly hold management to its promises? Shareholders have a right to demand aggressive action and clear accountability from the Heinz management team. By voting the GOLD proxy card you will be supporting new directors who are dedicated to effecting long overdue improvements in both the Company’s operations and stock price and to holding management accountable for its performance.

The Trian Group has nominated five highly qualified, independent and experienced individuals who are committed to work with other Heinz board members and Heinz management toward improved results at Heinz for the benefit of all shareholders. The principals of the Trian Group have a proven track record of working closely with management teams to improve financial results and build shareholder value, including the highly successful turnaround of Snapple Beverage Corp. and the development of Triangle Industries, Inc. into one of the world’s largest packaging companies and a Fortune 100 U.S. industrial company.

Heinz management would like you to believe that our nominees will do more harm than good. Don’t let their low road campaign and extreme negativity fool you. We have no conflicts, self-interest or hidden agenda. We have the same clear and simple interest as all Heinz shareholders – seeing the Company restored to greatness with an increased stock price. We believe our nominees’ presence on the board will help ensure that management will work to significantly improve value and will be held accountable for their performance once and for all. We will all benefit when that occurs. We urge you to vote your shares today on the GOLD proxy card.

Sincerely,

On behalf of the Trian Group

Nelson Peltz	Peter W. May	Edward P. Garden	Thomas E. Sandell

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A copy of the Trian Group’s definitive proxy statement for the Heinz 2006 Annual Meeting of Shareholders and other materials are available at the Trian Group’s informational website: www.enhanceheinz.com.

About Trian Fund Management, L.P. and Sandell Asset Management Corp.

Investment funds and accounts managed by Trian Fund Management, L.P. (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) ("Sandell") are collectively referred to as the “Trian Group.”

Trian, based in New York, NY, is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden. Trian seeks to invest in undervalued and under-performing public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, which it refers to as “operational activism.” Trian’s goal is to enhance shareholder value through a combination of strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Trian’s principals and investment team have extensive experience in reviving consumer brands, including the highly successful turnaround of Snapple Beverage Corp.

Sandell, based in New York, NY, is an investment management firm founded by Thomas E. Sandell that focuses on corporate event driven investing worldwide. Sandell often will take an "active involvement" in facilitating financial or organizational improvements that will accrue to the benefit of shareholders.

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Notes To Follow

Notes

Heinz’s share prices are as of April 30, 1998 and February 6, 2006, as posted on the Company’s website. Share prices are not adjusted for dividends or the spin-off of assets to Del Monte in December 2002 (Heinz’s shareholders received approximately $3.45 in value, in Del Monte shares, per Heinz share as part of this transaction). February 6, 2006 marked the beginning of a period during which the Company's average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Since that date, share prices have increased. Earnings per share figures are as reported by Heinz in its filings with the Securities and Exchange Commission for fiscal years 1998-2006.

ON JULY 12, 2006, TRIAN FUND MANAGEMENT, L.P., SANDELL ASSET MANAGEMENT CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES AND NOMINEES (COLLECTIVELY, THE "PARTICIPANTS") FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE 2006 ANNUAL MEETING OF SHAREHOLDERS OF H. J. HEINZ COMPANY AND BEGAN THE PROCESS OF MAILING THE DEFINITIVE PROXY STATEMENT AND GOLD PROXY CARD TO SHAREHOLDERS. THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS ARE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING INNISFREE M&A INCORPORATED BY TELEPHONE AT 1-877-456-3442 OR BY E-MAIL AT INFO@INNISFREEMA.COM. HEINZ SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER MATERIALS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INFORMATION RELATING TO THE PARTICIPANTS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT.